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As filed with the Securities and Exchange Commission on December 26, 2001

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
Under
The Securities Act of 1933

PEREGRINE SYSTEMS, INC.
(Exact name of Registrant as specified in its charter)

Delaware	95-3773312
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

3611 Valley Centre Drive
San Diego, California 92130
(858) 481-5000
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Eric P. Deller
Vice President and General Counsel
Peregrine Systems, Inc.
3611 Valley Centre Drive
San Diego, California 92130
(858) 481-5000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Douglas H. Collom
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, California 94304-1050
(650) 493-9300

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

   If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

   If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

   If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement for the same offering. / /

   If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

   If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, $0.001 par value	169,570 shares	$14.44	$2,448,590.80	$585.22

(1)
Estimated solely for the purpose of computing the amount of the registration fee. The estimate is made pursuant to Rule 457(c) of the Securities Act of 1933, as amended, based on the $14.44 average of the high and low sales prices as reported by The Nasdaq National Market on December 20, 2001.

   The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the SEC, acting pursuant to said Section 8(a), may determine.

PEREGRINE SYSTEMS, INC.

169,570 SHARES
COMMON STOCK

    This prospectus relates to 169,570 shares of our common stock that may be offered and sold from time to time by the selling stockholders identified in this prospectus. On November 30, 2001 we acquired certain assets of XTRA On-Line Corporation, a Delaware corporation, and issued 114,908 shares of our common stock to XTRA On-Line Corporation. On December 24, 2001 we acquired Bodha.com, Inc., a California corporation, and issued 54,662 shares of our common stock to the former shareholders of Bodha.com, Inc.

    The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus and will pay all brokerage fees and selling commissions, if any, applicable to the sale of the shares. We will not receive any proceeds from the sale of shares by the selling stockholders.

    Our common stock is listed on The Nasdaq National Market under the symbol "PRGN." On December 24, 2001, the closing sales price of our common stock as reported by The Nasdaq National Market was $13.60 per share.

    You should consider carefully the risk factors beginning on page 4 of this prospectus before purchasing any of our common stock offered under this prospectus.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The date of this prospectus is December 26, 2001

TABLE OF CONTENTS

WHERE TO FIND ADDITIONAL INFORMATION ABOUT PEREGRINE	2
INFORMATION INCORPORATED BY REFERENCE	2
FORWARD LOOKING INFORMATION	2
PEREGRINE SYSTEMS, INC.	3
RISK FACTORS	4
USE OF PROCEEDS	19
SELLING STOCKHOLDERS	19
PLAN OF DISTRIBUTION	20
LEGAL MATTERS	21
EXPERTS	21

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, the shares only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT PEREGRINE

    We have filed reports, proxy statements, and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains a website that contains the reports, proxy statements and other information we file with the SEC. The address of the SEC website is http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

    The SEC allows us to "incorporate by reference" the information we file with it, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus, including the information incorporated by reference in this prospectus. We incorporate by reference the documents listed below, and any future filings we may make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of this offering. This prospectus is part of a registration statement we filed with the SEC. The following documents, which were filed by Peregrine with the SEC, are incorporated by reference into this prospectus:

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  Annual Report on Form 10-K for the fiscal year ended March 31, 2001;
  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001;
  •
  Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2001;
  •
  Current Reports on Form 8-K, filed on September 10, 2001 (relating to our acquisition of Remedy Corporation) and November 13, 2001 (relating to an update to the description of our business from the description contained in our Annual Report on Form 10-K); and
  •
  The description of our common stock contained in our registration statement on Form 8-A, filed with the Commission on March 7, 1997 under section 12(g) of the Exchange Act.

    Each of these filings is available from the SEC as described above. You may request, and we will provide at no cost, a copy of these filings, including any exhibits to such filings, by writing or telephoning us at the following address: Investor Relations, Peregrine Systems, Inc., 3611 Valley Centre Drive, San Diego, California 92130, telephone number (858) 481-5000.

FORWARD LOOKING INFORMATION

    This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements include, but are not limited to, statements about our plans, objectives, expectations and intentions and other statements contained in this prospectus that are not historical facts. When used in this prospectus, the words "expects," "anticipates," "estimates" and similar expressions are intended to identify forward-looking statements. Because these forward-looking statements involve risks and uncertainties, there are important facts that could cause our actual results to differ materially from those expressed or implied by these forward-looking statements, including statements under the caption "Risk Factors." Please review these risk factors carefully. In addition, please review the sections captioned "Factors That May Affect Future Results" under "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K for the fiscal year ended March 31, 2001 and our quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2001. In connection with forward-looking statements which appear in these disclosures, you should carefully consider the risk factors set forth in this prospectus under "Risk Factors" and under the caption "Factors That May Affect Future Results" in the Management's Discussion and Analysis section of any subsequent annual or quarterly report we file with the SEC.

PEREGRINE SYSTEMS, INC.

    We are a leading provider of software and services that are designed to reduce the frictional cost of doing business for our clients' organizations. Our infrastructure resource management, employee relationship management, and e-commerce products and services permit businesses to eliminate points of friction in their business processes and improve their returns on capital with respect to investments in infrastructure and electronic business assets. Our solutions are intended to make our customers more competitive in their markets by removing the friction points associated with three primary business processes:

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  life cycle management of infrastructure assets, from the point of procurement through deployment, use, maintenance, change, and ultimately disposition;

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  employee procurement of the infrastructure required to do their jobs, including e-procurement, employee self-service, knowledge access, and reservation of shared assets, such as conference rooms and office space in remote locations; and

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  e-transaction management, which eliminates friction points among buyers, suppliers, and market places as our customers attempt to transact business through a global web of connected trading partners.

    Until recently, we were organized into distinct business units based on the products and services we offer. One unit focused on sales and marketing of our infrastructure management solutions while another focused on our e-markets solutions. A third group, referred to as our integrated solutions group, focused on integrating our sales efforts for both our product families to large enterprise customers.

    In October 2001, we announced that we would immediately integrate these divisions and restructure our business with a functional, rather than product, orientation. Through this organization, we intend to combine our product development teams and sales forces, which were previously focused on specific product lines, in an effort to improve operational efficiencies and cross-sell our products. The infrastructure management and e-markets product development groups will be combined into one solutions group, responsible for all our product development and marketing activities. Our separate infrastructure management and e-markets sales forces will be combined into a new customer relationships group, responsible for customer sales and service. The customer relationships group will also manage our strategic relationships with alliance partners and other distributors.

    We also announced in October 2001, the introduction of Xanadu, an information technology asset management appliance. Xanadu will be targeted at small to medium-sized enterprises and will offer asset discovery and tracking, employee self-service, and help desk functionality. We will provide the software for Xanadu, which will be installed on network servers marketed and sold by distribution partners. We are currently negotiating agreements with potential distribution partners in the United States and Europe.

    We were incorporated in California in 1981 and reincorporated in Delaware in 1994. Our principal executive offices are located at 3611 Valley Centre Drive, San Diego, California 92130, and our telephone number is (858) 481-5000.

RISK FACTORS

    Before you invest in any of our securities, you should be aware of various risks, including those described below. You should carefully consider these risk factors, together with all of the other information included or incorporated by reference in this prospectus and in the prospectus supplement, before you decide whether to purchase any of our securities. The risks set out below are not the only risks we face.

    If any of the following risks occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our securities could decline, and you may lose all or part of your investment.

We have a history of losses, expect to continue to incur losses for the foreseeable future, and cannot assure that we will be profitable in the future on an operating basis or otherwise.

    We have incurred substantial losses in recent years, and predicting our future operating results is difficult. If we continue to incur losses, if our revenues decline or grow at a slower rate, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and the price of our common stock may fall. Through September 30, 2001, we had recorded cumulative net losses of approximately $1.5 billion, principally as a result of acquisition costs related to acquisitions completed since late 1997. We have incurred, and expect to continue to incur, substantial expenses associated with acquisition related costs. The amortization of goodwill and other intangible costs will result in our continuing to incur net losses for the foreseeable future, which could lead to a dramatic decline in our stock price.

Our revenues are not predictable and vary significantly from quarter-to-quarter for numerous reasons beyond our control. Quarter-to-quarter variations could result in a substantial decrease in our stock price if our revenues or operating results are less than market analysts anticipate.

    Our revenues or operating results in a given quarter could be substantially less than anticipated by market analysts, which could result in a substantial decline in our stock price. In addition, quarter-to-quarter variations could create uncertainty about the direction or progress of our business, which could also result in a decline in the price of our common stock. Our revenues and operating results will vary from quarter to quarter for many reasons beyond our control, including those described in this section. As a result, our quarterly revenues and operating results are not predictable with any significant degree of accuracy. In addition, we do not believe historical revenue growth rates are sustainable in the future or indicative of future growth rates. If our revenue growth rates slow or our revenues decline, our operating results could be seriously impaired because many of our expenses are fixed and cannot be easily or quickly changed, which could lead to a dramatic decline in our stock price.

Our revenue growth is increasingly dependent on a small number of large license transactions.

    Our revenues in a given quarter could be adversely affected if we are unable to complete one or more large license agreements, if the completion of a large license agreement is delayed, or if the contract terms were to prevent us from recognizing revenue during that quarter.

    Our revenue growth in recent periods has been attributable in part to an increase in the number of large license transactions sold to a limited number of large, enterprise customers during a given period. We expect our reliance on these types of transactions to continue for the foreseeable future. If we are unable to complete one or more large license transactions by the end of a particular quarter, our revenues and operating results could be materially below the expectations of market analysts, and our stock price could fall. For example, in the second quarter of fiscal 2002, our revenues and operating results were less than expected by market analysts because a number of our large license customers cancelled or deferred purchases as a result of business uncertainty created by the

September 11 terrorist attacks in New York and Washington, which exacerbated an already weak environment for information technology spending. Our dependence on a few relatively large license transactions could continue to have an adverse effect on our quarterly revenues, revenue growth rates, or operating results in future quarters if the slow-down in technology investment continues as a result of economic or political factors.

    In addition, when negotiating large software licenses, many customers time their negotiations near quarter-end in an effort to improve their ability to negotiate more favorable pricing terms. As a result, we recognize a substantial portion of our revenues in the last month or weeks of a quarter, and license revenues in a given quarter depend substantially on orders booked during the last month or weeks of a quarter. If we are unable to complete a sufficient number of license agreements during this short and intense sales period, our revenues could be substantially below the expectations of market analysts, and our stock price could decline.

Our quarterly and annual revenue and revenue growth rates may be affected if our distribution partners are unsuccessful in selling our products or if we are unsuccessful in adding new distribution partners.

    Many of our transactions are sourced, developed, and closed through our strategic and distribution partners, including resellers and system integrators. We believe that these transaction partners are extremely important influencers of customer purchase decisions, particularly purchase decisions by large, enterprise customers. If the number or size of our partner-sourced or partner-influenced transactions were to decrease for any reason, our revenue growth rates and operating results would be materially and adversely affected. If our sales through these indirect channels, or to new distributors, resellers, or strategic partners, were to decrease in a given quarter, our total revenues and operating results could be harmed. Sales through indirect channels, including distributors, third party resellers, and system integrators, represent a significant percentage of our total sales, and this percentage has increased in recent periods. We expect this trend to continue in the future. As a result, we could experience a shortfall in our revenues, or a substantial decline in our rate of revenue growth, if sales through these channels were to decrease or were to increase at a slower rate than recently experienced. We have less ability to manage sales through indirect channels, relative to direct sales, and less visibility about our distribution partners' success in selling our products. In addition, many of our distribution arrangements are non-exclusive, and these distributors may carry competing products. As a result, we could experience unforeseen variability in our revenues and operating results for a number of reasons, including the following: inability of our distribution partners to sell our products; a decision by our distribution partners to favor competing products; or an inability of our distribution partners to manage the timing of their purchases from us against their sales to end-users, resulting in inventories of unsold licenses held by distribution partners.

Our quarterly and annual revenues and revenue growth rates are dependent on the budgeting cycles and investment cycles of our customers.

    Our quarter-to-quarter revenues will depend on customer budgeting cycles. If customers change their budgeting cycles, or reduce their capital spending on technology, our revenues could decline. Many analysts predict substantially slower growth rates for, and potential reductions in, information technology capital investment in 2001 and potentially continuing in 2002 and 2003. Moreover, many software companies, including Peregrine, have experienced increasing reluctance by customers to make substantial investments in new technologies. In our second quarter of fiscal 2002, economic and political uncertainty resulting from the September 11 terrorist attacks resulted in even greater reluctance by customers to make large investments in our products. To the extent these trends continue, we expect our quarterly revenues and operating results could be adversely affected.

    Moreover, during this downturn, we have been highly dependent on our ServiceCenter, AssetCenter, and FacilityCenter product lines to maintain our revenue growth rates, and we expect our dependence on these product lines to continue. If the capital investment downturn continues or worsens, we may experience reduced demand for these core products as well, which could have a material and adverse effect on our revenues, operating results, financial condition, and stock price. Most software companies, including Peregrine, currently have very limited visibility with respect to their near term quarters and are having difficulty predicting their revenues and operating results during these periods.

The recent terrorist attacks in New York and Washington could have an adverse effect on our business, results of operations, and financial condition.

    The September 11, 2001 terrorist attacks in New York City and Washington, D.C. could have an adverse effect on our revenues, results of operations, and financial condition. Throughout 2001, capital investment by businesses, particularly capital investment in technology, has experienced substantial weakness. Economic and political uncertainty resulting from the attacks could result in further declines in new technology investments. Some analysts have predicted that revenues of application software companies could be particularly weak in the periods following the attacks, and our revenue and operating results in our second quarter of fiscal 2002 were adversely affected by the attacks. We do not know what continuing effect the September attacks, any new attacks, or the war in Afghanistan could have on our business, revenues, or results of operations. If businesses decide to defer or cancel purchases of new software, our revenues will be adversely affected, which would have an adverse effect on our results of operations and could have an adverse effect on our financial condition.

Our operating results could be adversely affected by changes in product mix and other factors, including factors related to the macroeconomic environment and competitive factors in our markets.

    Changes in our product mix could adversely affect our operating results because some products provide higher margins than others. For example, margins on software licenses tend to be higher than margins on maintenance and services. Cancellations of licenses, subscriptions, or maintenance contracts could reduce our revenues and could adversely affect our operating results. Our operating margins were adversely affected by the shortfall in license revenues that occurred in our second quarter of fiscal 2002, and we would expect an adverse effect on our margins if our license revenues continue to fall short of current expectations.

    Our maintenance contracts with customers terminate on an annual basis. Substantial cancellations of maintenance or subscription agreements, or a substantial failure to renew these contracts, would reduce our revenues and impact our operating results. Other factors, including indirect factors resulting from the macroeconomic climate, could also have an adverse effect on our operating results in a given quarter or over several quarterly periods. For example, in the current economic environment, we have experienced increased demand from some customers for customer financing, including loan financing, and leasing solutions. We expect this demand for customer financing to continue, and we have engaged in customer financing where we believe it is a competitive factor in obtaining business. Although we have programs in place to monitor and mitigate the associated risks, there can be no assurance that such programs will be effective in reducing related credit risk. We have experienced losses due to customers' failing to meet their obligations. Future losses, if incurred, could harm our business and have a material adverse effect on our operating results and financial condition.

The long sales cycle for our products may cause substantial fluctuations in our revenues and operating results.

    Delays in customer orders could result in our revenues being substantially below the expectations of market analysts. Our customers' planning and purchase decisions involve a significant commitment of resources and a lengthy evaluation and product qualification process. As a result, we may incur substantial sales and marketing expenses during a particular period in an effort to obtain orders. If we are unsuccessful in generating offsetting revenues during that period, our revenues and earnings would be substantially reduced, and we could experience a large loss. The sales cycle for our products typically takes four to nine months to complete, and we may experience delays that further extend this period. The length of the sales cycle may be extended beyond four to nine months due to factors over which we have little or no control, including the size of the transaction and the level of competition we encounter. Until the second quarter of fiscal 2002, the average size of our license transactions had been increasing as we generated an increasing percentage of our revenues from a limited number of large, enterprise customers. Our average license size decreased in the second quarter of fiscal 2002, however, because we were unable to complete several large transactions and also because Remedy's average transaction size has historically been smaller than Peregrine's. Nevertheless, we expect our dependence on large transactions to continue, which could have the effect of further extending our sales cycle. During our sales cycle, we typically provide a significant level of education to prospective customers regarding the use and benefits of our products. Any delay in the sales cycle of a large license or a number of smaller licenses could have an adverse effect on our operating results and financial condition.

We recently announced a reorganization of our business operations, which could result in unexpected near-term reorganization expenses.

    Any disruption in our sales processes resulting from our recent reorganization could have an adverse effect on our revenues and results of operations in near-term periods. In October 2001, we announced that we were integrating our infrastructure management and e-markets operating units. Rather than focusing our operations based on product, we will in the future be organized on a functional basis. Our new organizational units will focus on product development and marketing and sales and customer service. In addition, a separate business group will focus on our new Xanadu asset management platform for small to medium-sized companies. Reorganizations such as the one we are undertaking can pose near term risks, particularly the risk of disruptions in our sales processes as we combine the previously product-focused sales forces in our infrastructure management and e-markets groups. Among other things, we will need to train our previously separate sales forces to sell and market our full portfolio of products. In addition, we may incur related unexpected costs as we identify and address redundancies in the sales, management, and administration organizations previously dedicated to separate business units.

Our new product introductions may not be successful in increasing our revenues, and new product introductions by our competitors could adversely affect our revenues and operating results.

    If our new product introductions are not successful, our revenues, revenue growth rates, and operating results could be adversely affected, particularly if we invest substantial resources in the development and marketing of new products that do not generate sufficient offsetting revenue. In October 2001, we introduced Xanadu, an information technology asset management appliance. Xanadu will be targeted at small to medium-sized enterprises and will offer asset discovery and tracking, employee self-service, and help desk functionality. We will provide the software for Xanadu, which will be installed on network servers marketed and sold by our distribution partners. As a result, our success in selling and marketing Xanadu will depend largely on the efforts of distribution partners over whom we have little or no control. The market for Xanadu is currently unproven, and we cannot predict whether it will gain market acceptance or generate material revenues. In the meantime, we are investing substantial resources in this new product line, including dedicating one of our operating divisions to developing this business.

    Announcements of new products by our competitors, or enhancements to our existing products, could delay purchases by our customers pending the introduction of the new product or enhancements. Similarly, announcements by us or our competitors concerning pricing policies could have an adverse effect on our revenues in a given quarter. Any announcement having the effect of deferring or delaying customer purchase decisions would be expected to have an adverse effect on our revenues and results of operations.

Seasonal trends in sales of our software products may result in periodic reductions in our revenues and impairment of our operating results.

    Seasonality in our business could result in our revenues in a given period being less than market estimates. Seasonality could also result in quarter-to-quarter decreases in our revenues. In either of these events, seasonality could have an adverse impact on our results of operations. Historically, our revenues and operating results in our third quarter have tended to benefit, relative to our first and second quarters, from purchase decisions made by the large concentration of our customers with calendar year-end budgeting requirements. Our first and second quarters tend to be our weakest. Revenues and operating results in the fourth quarter have tended to benefit from the efforts of our sales force to meet fiscal year-end sales quotas. Notwithstanding these seasonal factors, other factors, including those identified in this section, could still result in reduced revenues or operating results in our third and fourth quarters. For example, we may not experience the typical increase in demand in our third quarter of fiscal 2002 if the downturn in capital spending and technology investment continues into 2002 or beyond. The recent terrorist attacks in New York and Washington could also change, or magnify, our historical patterns of seasonality. Our international revenues in the second quarter of fiscal 2002, for example, were adversely affected by traditional European summer holiday seasonality, which was further exacerbated by uncertainty from the terrorist attacks. Historical patterns may change over time, particularly as our operations become larger and the sources of our revenue change or become more diverse. For example, our international operations have expanded significantly in recent years, particularly in Europe. We also have an international presence in the Pacific Rim and Latin America. We may experience variability in demand associated with seasonal buying patterns in these foreign markets.

We may experience problems integrating our business with Remedy's business. Any integration problems could cause us to incur substantial unanticipated costs and expenses, which would harm our operating results.

    On August 27, 2001, we acquired Remedy Corporation, a supplier of information technology service management and customer relationship management solutions. If we fail to successfully integrate our business with Remedy's business, we will incur substantial costs, which will increase our expenses and increase our losses. Our target markets have differed historically from those of Remedy. Specifically, our customer base has been comprised principally of large, multinational enterprises, while Remedy's sales historically focused primarily on small to mid-size businesses and organizations. To the extent it sold software to larger companies, Remedy typically sold its software on a departmental or divisional, as opposed to enterprise, basis. The characteristics of these two market segments may be sufficiently distinct so that we do not realize the anticipated synergies of the merger. We have less experience selling to smaller organizations, and our sales practices and processes may not be well-suited to success in these markets. In particular, our sales efforts tend to focus on senior executives, chief financial officers and chief technology officers of large, multinational corporations to whom we seek to sell large, enterprise-wide licenses of our infrastructure management products. In contrast, Remedy's transaction sizes tend to be substantially smaller, and their sales efforts, when targeted at larger organizations, have focused historically on managers of departments or divisions within the organization. In addition, Remedy markets and sells other products, such as its customer relationship management products, that we have no experience marketing or selling. If we are unsuccessful in integrating the companies' respective businesses, our combined revenues could fall or grow at a slower rate than anticipated, we could incur substantial unexpected expenses, and we could fail to realize the anticipated benefits of the merger.

    Any integration problems we experience could divert our management's attention from other business opportunities, which could result in slower revenue growth than anticipated or in declines in revenue. Integrating our business with Remedy's business will be complex, time-consuming, and expensive. The merger may disrupt both companies' businesses if not completed in a timely and efficient manner. Peregrine and Remedy are both global companies with substantial operations throughout the world, and integrating geographically separate and dispersed organizations may be difficult. Specific integration challenges we will face include the following:

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  retaining existing customers and strategic partners;

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  retaining and integrating management and other key employees of both companies;

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  combining product offerings and product lines effectively and quickly, including technical integration by our respective engineering teams;

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  integrating sales efforts so that customers can easily do business with the combined company;

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  transitioning multiple locations around the world to common systems, including common information technology systems;

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  persuading employees that the business cultures of the two companies are compatible;

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  successfully developing and promoting a unified brand strategy and marketing it to existing and prospective customers; and

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  developing and maintaining uniform standards, controls, procedures, and policies.

We could experience losses as a result of our strategic investments.

    If our strategic investments in other companies are not successful, we could incur losses. We have made and expect to continue to make minority investments in companies with businesses or technologies that we consider to be complementary to our business or technologies. These investments have generally been made by issuing shares of our common stock or, to a lesser extent, paying cash. Many of these investments are in companies whose operations are not yet sufficient to establish them as profitable concerns. Adverse changes in market conditions or poor operating results of underlying investments could result in our incurring losses or our being unable to recover the carrying value of our investments. For example, during fiscal 2001 and the first nine months of fiscal 2002, we recognized impairment charges totaling $490 million and $359 million, respectively, associated principally with impairment of acquired assets but to a lesser extent with strategic investments. We will continue to monitor the value of these investments, and may have additional impairment charges in the future.

Our business and operating results will be harmed if we cannot compete effectively against other companies in our markets.

    The markets for our products are intensely competitive and diverse, and the technologies for our products can change rapidly. New products are introduced frequently and existing products are continually enhanced. We face competition from a number of sources in the markets for our infrastructure resource management, procurement, and e-business connectivity solutions. We face competition from numerous companies that offer products that compete with one or more of our products and services. With respect to our infrastructure management products, these competitors include software companies as well as information technology and system management companies, such as Applix, Blue Ocean, Computer Associates, Control Software (a division of CSI-Maximus), FrontRange, Hewlett-Packard, IBM, Intraware, Main Control, Microsoft, MRO Software (formerly Project Software and Development Inc.), Network Associates, Nortel, PeopleSoft, and Royal Blue Technologies. Our e-commerce enablement technology faces competition from providers of customer relationship portals, such as Aspect Communications; providers of catalog management solutions, such as Requisite Technology; providers of e-commerce enablement software such as webMethods; and providers of legacy e-commerce technology and services such as SBC Communications, through its acquisition of Sterling Commerce; and General Electric eXchange Solutions. In the markets for employee relationship management products, including procurement and e-procurement solutions, we face competition from established providers of business-to-business Internet commerce solutions such as Ariba and CommerceOne; established providers of enterprise resource planning software such as Oracle and SAP; and numerous start-up and other entrepreneurial companies offering products that provide one or more aspects of employee relationship management such as self-help service offerings or web-based knowledge management systems.

    If we cannot compete effectively in our markets by offering products that are comparable in functionality, ease of use and price to those of our competitors, our revenues will decrease and our operating results will be adversely affected. Many of our current and potential competitors have substantially greater financial, technical, marketing and other resources than we have. As a result, they may be able to devote greater resources than we can to the development, promotion and sale of their products, and they may be able to respond more quickly to new or emerging technologies and changes in customer needs.

    Additional competition from new entrepreneurial companies or established companies entering our markets could have an adverse effect on our business, revenues, and operating results. In addition, alliances among companies that are not currently direct competitors could create new competitors with substantial market presence. Because few barriers to entry exist in the software industry, we anticipate additional competition from new and established companies as well as business alliances. We expect that the software industry will continue to consolidate. In particular, we expect that large software companies will continue to acquire or establish alliances with our smaller competitors, thereby increasing the resources available to those competitors. These new competitors or alliances could rapidly acquire significant market share at our expense.

We may experience integration or other problems with new acquisitions, which could have an adverse effect on our business or results of operations. New acquisitions could dilute the interests of existing stockholders, and the announcement of new acquisitions could result in a decline in the price of our common stock.

    In addition to the acquisitions of Harbinger and Remedy, we have made a number of acquisitions of businesses and technologies over the last four years, and we expect to continue to make acquisitions as part of our growth strategy. We are frequently in formal or informal discussions with potential acquisition candidates. Accordingly, we may in the future make acquisitions of, or large investments in, businesses that offer products, services, and technologies that we believe would complement our products or services. We may also make acquisitions of, or investments in, businesses that we believe could expand our distribution channels. Even though we announce an acquisition, we may not be able to complete it. Any future acquisition or substantial investment would present numerous risks. The following are examples of these risks:

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  difficulty in combining the technology, operations or work force of the acquired business;

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  disruption of our on-going business;

  •
  difficulty in realizing the potential financial or strategic benefits of the transaction;

  •
  difficulty in maintaining uniform standards, controls, procedures and policies;

  •
  possible impairment of relationships with employees and customers as a result of integration of new businesses and management personnel; and

  •
  impairment of assets related to resulting goodwill, and reductions in our future operating results from amortization of goodwill and other intangible assets.

    We expect that future acquisitions could provide for consideration to be paid in cash, shares of our common stock, or a combination of cash and our common stock. If the consideration for the transaction were paid in common stock, this would further dilute our existing stockholders. In addition, we may raise additional equity or debt capital to finance cash acquisitions. Raising additional equity capital would further dilute the interests of our existing stockholders, and additional debt could impair our operating results and financial condition. Additional financing may not be available when and as needed on commercially reasonable terms, if at all. If an inability to obtain financing were to preclude us from making an acquisition or completing a previously announced acquisition, our future operating results could be adversely affected, and our stock price could fall.

Our future revenues and operating results may be adversely affected if the software application market continues to evolve toward a subscription-based model, which may prove less profitable for us.

    We expect our revenue growth rates and operating results to be adversely affected as customers require us to offer our products under a subscription-based application service provider model. Historically, we have sold our infrastructure management solutions on a perpetual license basis in exchange for an up-front license fee. Customers are increasingly attempting to reduce their up-front capital expenditures by purchasing software applications under a hosted subscription service model. Under the hosted model, the customer subscribes to use an application from the software provider. The application is generally hosted on a server managed by the software provider or a third-party hosting service. We expect that a substantial portion of future revenues generated by our e-markets group will be realized under a subscription-based model. We also expect that an increasing portion of future revenues generated by our infrastructure management group may be represented by subscriptions.

    Under the subscription revenue model, we generally will recognize revenue and receive payment ratably over the term of a customer's subscription. As a result, our rates of revenue growth under a subscription model may be less than our historical rates under a license model. In addition, the price of our services will be fixed at the time of entering into the subscription agreement. If we are unable to adequately predict the costs associated with maintaining and servicing a customer's subscription, then the periodic expenses associated with a subscription may exceed the revenues we recognize for the subscription in the same period, which would adversely affect our operating results.

    In addition, if we are not successful in implementing the subscription revenue model, or if market analysts or investors do not believe that the model is attractive relative to our traditional license model, our business could be impaired, and our stock price could decline dramatically.

If we, or third parties on which we will rely, are unable to adequately deliver our Internet-based applications, our operating results may be adversely affected.

    We currently use our own servers to deliver our Internet-based products to customers. We have, however, entered into agreements with a third party to provide a full complement of services that will enable us to outsource the delivery of these Internet-based products to our customers. For example, our third-party service providers will manage the application servers, maintain communications equipment, manage the network data centers where our software and data will be stored, and provide client support. If we are unable to adequately deliver our Internet-based applications, we may lose customers or be unable to attract new customers, which would adversely affect our revenues.

    In addition, the third-party service providers that we engage may not deliver adequate support or service to our clients, which may harm our reputation and our business. Because these third-party service providers handle the installation of the computer and communications equipment and software needed for the day-to-day operations of our Internet-based applications, we will be dependent on them to manage, maintain and provide adequate security for customer applications. If our customers experience any delays in response time or other performance problems while using our Internet applications, as hosted by a third-party or by us, our customers may perceive the delays as defects with our products and may stop using our applications, which would adversely affect our revenues. We have limited experience outsourcing these services and may have difficulty managing this process. We will be required to monitor our third-party service providers to ensure that they perform these services adequately. In addition, if we do not maintain good relations with these third-party service providers, or if they go out of business, they may be unable to perform critical support functions for us. If we were unable to find replacement third-party service providers, we would be required to perform these functions ourselves. We may not be successful in obtaining or performing these services on a timely or cost-effective basis.

If we do not respond adequately to our industry's evolving technology standards, or do not continually develop products that meet the complex and evolving needs of our customers, sales of our products may decrease.

    As a result of rapid technological change in our industry, our competitive position in existing markets, or in markets we may enter in the future, can be eroded rapidly by product advances and technological changes. We may be unable to improve the performance and features of our products as necessary to respond to these developments. In addition, the life cycles of our products are difficult to estimate. Our growth and future financial performance depend in part on our ability to improve existing products and develop and introduce new products that keep pace with technological advances, meet changing customer needs, and respond to competitive products. Our product development efforts will continue to require substantial investments. In addition, competitive or technological developments may require us to make substantial, unanticipated investments in new products and technologies, and we may not have sufficient resources to make these investments.

If we cannot attract and retain qualified sales personnel, software developers, and customer service personnel, we will not be able to sell and support our products.

    Competition for qualified employees is intense, particularly in the technology industry, and we have in the past experienced difficulty recruiting qualified employees. If we are not successful in attracting and retaining qualified sales personnel, software developers, and customer service personnel, our revenue growth rates could decrease, or our revenues could decline, and our operating results could be materially harmed. Our products and services require a sophisticated selling effort targeted at several key people within a prospective customer's organization. This process requires the efforts of experienced sales personnel as well as specialized consulting professionals. In addition, the complexity of our products, and issues associated with installing and maintaining them, require highly-trained customer service and support personnel. We intend to hire a significant number of these personnel in the future and train them in the use of our products. We believe our success will depend in large part on our ability to attract and retain these key employees.

If immigration laws limit our ability to recruit and employ skilled technical professionals from other countries, our business and operating results could be harmed.

    Limitations under United States immigration laws could prevent us from recruiting skilled technical personnel from foreign countries, which could harm our business if we do not have sufficient personnel to develop new products and respond to technological changes. This inability to hire technical personnel could lead to future decreases in our revenues or decreases in our revenue growth rates, either of which would adversely affect our operating results. Because of severe shortages for qualified technical personnel in the United States, many companies, including Peregrine, have recruited engineers and other technical personnel from foreign countries. Foreign computer professionals such as those we have employed typically become eligible for employment in the United States by obtaining a nonimmigrant visa. The number of nonimmigrant visas is limited annually by federal immigration laws. In recent years, despite increases in the number of available visas, the annual allocation has been exhausted well before year-end.

Our business could be harmed if we lost the services of one or more members of our senior management team.

    The loss of the services of one or more of our executive officers or key employees, or the decision of one or more of these individuals to join a competitor, could adversely affect our business and harm our operating results and financial condition. Our success depends to a significant extent on the continued service of our senior management and other key sales, consulting, technical and marketing personnel. None of our senior management is bound by an employment or non-competition agreement. We do not maintain key man life insurance on any of our employees.

If we fail to manage expansion effectively, this will place a significant strain on our management and operational resources.

    Our recent growth rates, together with integration efforts resulting from our numerous acquisitions, have placed a significant strain on our management and operational resources. We have expanded the size and geographic scope of our operations rapidly in recent years, both internally and through acquisitions, and intend to continue to expand in order to pursue market opportunities that our management believes are attractive. Our customer relationships could be strained if we are unable to devote sufficient resources to them as a result of our growth, which could have an adverse effect on our future revenues and operating results.

We may be unable to expand our business and increase our revenues if we are unable to expand our distribution channels.

    If we are unable to expand our distribution channels effectively, our business, revenues and operating results could be harmed. In particular, we will need to expand our direct sales force and establish relationships with additional system integrators, resellers, and other third party partners who market and sell our products. If we cannot establish these relationships, or if our partners are unable to market our products effectively or provide cost-effective customer support and service, our revenues and operating results will be harmed. Even where we are successful in establishing a new third-party relationship, our agreement with the third party may not be exclusive and, as a result, our partner may carry competing product lines.

If we are unable to expand our business internationally, our business, revenues, and operating results could be harmed.

    In order to grow our business, increase our revenues, and improve our operating results, we believe we must continue to expand internationally. If we expend substantial resources pursuing an international strategy and are not successful, our revenues will be less than our management or market analysts anticipate, and our operating results will suffer. We have several international sales offices in Europe, as well as offices in Japan, Singapore, Australia, and elsewhere. International expansion will require significant management attention and financial resources, and we may not be successful expanding our international operations. We have limited experience in developing local language versions of our products or in marketing our products to international customers. We may not be able to successfully translate, market, sell, and deliver our products internationally.

Conducting business internationally poses risks that could affect our financial results.

    Even if we are successful in expanding our operations internationally, conducting business outside North America poses many risks that could adversely affect our operating results. In particular, we may experience gains and losses resulting from fluctuations in currency exchange rates, for which hedging activities may not adequately protect us. Moreover, exchange rate risks can have an adverse effect on our ability to sell our products in foreign markets. Where we sell our products in U.S. dollars, our sales could be adversely affected by declines in foreign currencies relative to the dollar, thereby making our products more expensive in local currencies. Where we sell our products in local currencies, we could be competitively unable to change our prices to reflect fluctuations in the exchange rate.

    Additional risks we face in conducting business internationally include the following:

  •
  longer payment cycles;

  •
  difficulties in staffing and managing international operations;

  •
  problems in collecting accounts receivable; and

  •
  the adverse effects of tariffs, duties, price controls or other restrictions that impair trade.

Our revenues, operating results, and stock price could be adversely affected if we were unable to conduct our business. In particular, our administrative facilities and principal business operations are located in California, and any disruption in the available power supply in California could disrupt our operations, reduce our revenues, and increase our expenses.

    Our operations, and those of third parties on which we rely, are vulnerable to interruption by fire, earthquake, power loss, telecommunications failure, and other events beyond our control. A substantial portion of our operating activities and facilities, including our headquarters and principal administrative facilities, are located in the State of California. California is in the midst of an energy crisis that could interrupt our power supply or that of our third-party service providers and thereby disrupt our operations and increase our expenses. In the event of an acute power shortage, California has implemented, and may in the future continue to implement, rolling blackouts throughout the state. In the event these blackouts continue or increase in severity, they could disrupt the operations of one or more of our facilities. We currently maintain back-up generators of power in the event of a blackout. Although our current insurance provides some coverage for any damages we, but not our customers, may suffer as a result of any interruption in our power supply, it may prove insufficient to cover any damages we might incur. We are in the process of developing a plan to permit us to continue to operate critical functions based in California during a blackout. Despite these precautions, we may experience an interruption in our power supply. If blackouts or other forces interrupt our power supply we would be temporarily unable to continue operations at our facilities. Any interruption in our ability to continue operations at our facilities could damage our reputation, harm our ability to retain existing customers and to obtain new customers, and could result in lost revenue, any of which could substantially harm our business and results of operations.

    In addition, the utility deregulation program instituted in 1996 by the California government deregulated wholesale prices while continuing to regulate the retail prices charged by the electrical utilities. While wholesale prices have increased dramatically, retail prices have, until recently, not increased at comparable rates. Our business is substantially dependent on the availability and price of electricity. If retail electricity prices rise dramatically, we expect our expenses will increase, our operating results will be harmed, and our stock price could fall.

Our outstanding indebtedness could adversely affect our results of operations and financial condition, and we may incur substantially more debt.

    As of September 30, 2001, we had approximately $420 million of indebtedness outstanding, consisting principally of $270,000,000 in outstanding principal (including unamortized purchasers' discount) under our 5 1/2% convertible subordinated notes due 2007 and $150 million in short-term financing associated with the August 2001 Remedy acquisition. We cannot redeem our 5 1/2% convertible subordinated notes before November 2003. Our indebtedness could adversely affect our results of operations and financial condition. For example, our results of operations will be adversely affected by approximately $15 million in annual interest expenses, payable semi-annually. In addition, our indebtedness could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage relative to our competitors with less debt.

    Our indebtedness will require the dedication of a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the availability of the cash flow to fund our growth strategy, working capital, capital expenditures, and other general corporate purposes.

    We may incur substantial additional debt in the future, including any debt securities pursuant to this prospectus. The terms of our existing indebtedness do not, and future indebtedness may not, prohibit us from doing so. If new debt is added to our current levels, the related risks described above could intensify.

We may have insufficient cash flow to meet our debt service obligations.

    We will be required to generate cash sufficient to pay all amounts due on our outstanding indebtedness and to conduct our business operations. We have incurred net losses, and we may not be able to cover our anticipated debt service obligations. This may materially hinder our ability to make payments on our indebtedness. Our ability to meet our future debt service obligations will be dependent upon our future operating performance, which will be subject to financial, business, and other factors affecting our operations, many of which are beyond our control.

We have made substantial capital commitments that could have an adverse effect on our operating results and financial condition if our business does not grow.

    We have made substantial capital commitments as a result of recent growth in our business that could seriously harm our financial condition if our business does not grow and we do not have adequate resources to satisfy our obligations. In June 1999, we entered into a series of leases covering up to approximately 540,000 square feet of office space, including an option on approximately 118,000 square feet, for our headquarters in San Diego, California. This office space (including the option) relates to a five building campus in San Diego, California, of which four buildings are presently occupied. Our San Diego personnel occupy three of these buildings, and we sublease part of the fourth building. In June 2001, we exercised our option for the fifth and final building at the San Diego campus, which is scheduled to be completed in October 2002. Including the exercise of the option, the leases require minimum aggregate lease payments of approximately $201.2 million over their term, which is approximately twelve years. In Atlanta, we lease approximately 95,000 square feet of space, principally for our e-markets group, under a lease expiring in 2008. In the San Francisco Bay Area, we lease approximately 283,000 square feet of space under multiple leases expiring between 2003 and 2006.

The capital commitments, construction oversight, and movement of personnel and facilities involved in a transaction of this type and magnitude present numerous risks, including:

  •
  failure to properly estimate the future growth of our business;

  •
  inability to sublease excess office space if we overestimate future growth;

  •
  disruption of operations; and

  •
  inability to match fixed lease payments with fluctuating revenues, which could impair our earnings or result in losses.

Product development delays could harm our competitive position and reduce our revenues.

    If we experience significant product development delays, our position in the market would be harmed, and our revenues could be substantially reduced, which would adversely affect our operating results. We have experienced product development delays in the past and may experience delays in the future. In particular, we may experience product development delays associated with the integration of recently acquired products and technologies. Delays may occur for many reasons, including an inability to hire a sufficient number of developers, discovery of software bugs and errors, or a failure of our current or future products to conform to industry requirements.

Errors or other software bugs in our products could result in significant expenditures to correct the errors or bugs and could result in product liability claims.

    If we were required to expend significant amounts to correct software bugs or errors, our revenues could be harmed as a result of an inability to deliver the product, and our operating results could be impaired as we incur additional costs without offsetting revenues. Errors can be detected at any point in a product's life cycle. We have experienced errors in the past that have resulted in delays in product shipment and increased costs. Discovery of errors could result in any of the following:

  •
  loss of or delay in revenues and loss of customers or market share;

  •
  failure to achieve market acceptance;

  •
  diversion of development resources and increased development expenses;

  •
  increased service and warranty costs;

  •
  legal actions by our customers; and

  •
  increased insurance costs.

    If we were held liable for damages incurred as a result of our products, our operating results could be significantly impaired. Our license agreements with our customers typically contain provisions designed to limit exposure to potential product liability claims. However, these limitations may not be effective under the laws of some jurisdictions.

We could be competitively disadvantaged if we are unable to protect our intellectual property.

    If we fail to adequately protect our proprietary rights, competitors could offer similar products relying on technologies we developed, potentially harming our competitive position and decreasing our revenues. We attempt to protect our intellectual property rights by limiting access to the distribution of our software, documentation, and other proprietary information and by relying on a combination of patent, copyright, trademark, and trade secret laws. In addition, we enter into confidentiality agreements with our employees and certain customers, vendors, and strategic partners. In some circumstances, however, we may, if required by a business relationship, provide our licensees with access to our data model and other proprietary information underlying our licensed applications.

    Despite precautions that we take, it may be possible for unauthorized third parties to copy aspects of our current or future products or to obtain and use information that we regard as proprietary. Policing unauthorized use of software is difficult, and some foreign laws do not protect proprietary rights to the same extent as United States laws. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of the proprietary rights of others, any of which could adversely affect our revenues and operating results.

If we become involved in an intellectual property dispute, we may incur significant expenses or may be required to cease selling our products, which would substantially impair our revenues and operating results.

    In recent years, there has been significant litigation in the United States involving intellectual property rights, including rights of companies in the software industry. We have from time to time in the past received correspondence from third parties alleging that we infringe the third party's intellectual property rights. We expect these claims to increase as Peregrine and its intellectual property portfolio become larger. Intellectual property claims against us, and any resulting lawsuit, may result in our incurring significant expenses and could subject us to significant liability for damages and invalidate what we currently believe are our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and could divert management's time and attention. Any potential intellectual property litigation against us could also force us to do one or more of the following:

  •
  cease selling, incorporating or using products or services that incorporate the infringed intellectual property;

  •
  obtain from the holder of the infringed intellectual property a license to sell or use the relevant technology, which license may not be available on acceptable terms, if at all; or

  •
  redesign those products or services that incorporate the disputed intellectual property, which could result in substantial unanticipated development expenses.

    If we are subject to a successful claim of infringement and we fail to develop non-infringing intellectual property or license the infringed intellectual property on acceptable terms and on a timely basis, our revenues could decline or our expenses could increase.

    We may in the future initiate claims or litigation against third parties for infringement of our intellectual property rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could also result in significant expense and the diversion of technical and management personnel's attention.

Control by our officers and directors may limit our stockholders' ability to influence matters requiring stockholder approval and could delay or prevent a change of control, which could prevent our stockholders from realizing a premium in the market price of their common stock.

    The concentration of ownership of our common stock by our officers and directors could delay or prevent a change of control or discourage a potential acquirer from attempting to obtain control of Peregrine. This could cause the market price of our common stock to fall or prevent our stockholders from realizing a premium in the market price in the event of an acquisition.

Provisions in our charter documents and Delaware law may discourage potential acquisition bids for Peregrine and may prevent changes in our management that stockholders otherwise would approve.

    Some provisions of our charter documents eliminate the right of stockholders to act by written consent without a meeting and impose specific procedures for nominating directors and submitting proposals for consideration at a stockholder meeting. These provisions are intended to increase the likelihood of continuity and stability in the composition of our board of directors and the policies established by the board of directors. These provisions also discourage some types of transactions, which may involve an actual or threatened change of control. These provisions are designed to reduce Peregrine's vulnerability to an unsolicited acquisition proposal. As a result, these provisions could discourage potential acquisition proposals and could delay or prevent a change of control transaction. These provisions are also intended to discourage common tactics that may be used in proxy fights. As a result, they could have the effect of discouraging third parties from making tender offers for our shares. These provisions may prevent the market price of our common stock from reflecting the effects of actual or rumored take-over attempts. These provisions may also prevent changes in our management.

    Our board of directors has the authority to issue up to 5,000,000 shares of preferred stock in one or more series. We may issue shares of preferred stock pursuant to this prospectus. The board of directors can fix the price, rights, preference, privileges, and restrictions of this preferred stock without any further vote or action by our stockholders. The issuance of preferred stock allows us to have flexibility in connection with possible acquisitions and for other corporate purposes. The issuance of preferred stock, however, may delay or prevent a change of control transaction. As a result, the market price of our common stock and other rights of holders of our common stock may be adversely affected, including the loss of voting control to others.

Our stock price has been and is likely to continue to be highly volatile, which may make the common stock difficult to resell at attractive times and prices.

    The trading price of our common stock has been and is likely to be highly volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

  •
  actual or anticipated variations in our quarterly operating results;

  •
  announcements of technological innovations;

  •
  new products or services offered by us or our competitors;

  •
  changes in financial estimates by securities analysts;

  •
  conditions or trends in the software industry generally or specifically in the markets for infrastructure management or e-business connectivity solutions;

  •
  changes in the economic performance and/or market valuations of our competitors and the software industry in general;

  •
  announcements by us or our competitors of significant contracts, changes in pricing policies, acquisitions, strategic partnerships, joint ventures or capital commitments;

  •
  adoption of industry standards and the inclusion of our technology in, or compatibility of our technology with, the standards;

  •
  adverse or unfavorable publicity regarding us or our products;

  •
  our loss of a major customer;

  •
  additions or departures of key personnel;

  •
  sales of our common stock in the public market; and

  •
  other events or factors that may be beyond our control.

    In addition, the stock markets in general, and in particular the markets for securities of technology and software companies, have experienced extreme price and volume volatility and a significant cumulative decline in recent months. This volatility has affected many companies irrespective of or disproportionately to the operating performance of these companies. These broad market and industry factors can materially and adversely affect the market price of our common stock, regardless of our actual operating performance.

USE OF PROCEEDS

    We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus.

SELLING STOCKHOLDERS

    The following table sets forth information with respect to the number of shares beneficially owned by each of the selling stockholders named below both prior to this offering and assuming the sale of all shares to be registered under this prospectus. None of the selling stockholders currently owns, nor will any of the selling stockholders own after the offering, more than 1% of our outstanding common stock. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the selling stockholders may offer the shares for resale from time to time.

    All of the shares were initially issued pursuant to an exemption from the registration requirements of the Securities Act. In connection with our acquisition of certain assets of XTRA On-Line Corporation and our acquisition of Bodha.com, Inc., we agreed to register the shares pursuant to the registration statement of which this prospectus is a part.

    The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

    Some of the selling stockholders listed below may distribute their respective shares to their general or limited partners. Any shares so distributed may be offered hereunder by the general or limited partners of the distributing selling stockholders. Each general or limited partner distributee will be deemed to be a selling stockholder for purposes of this prospectus with respect to the distributed shares.

Selling Stockholder	Number of Shares Beneficially Owned Prior to Offering	Number of Shares Being Offered	Number of Shares Beneficially Owned After Offering
Baycal Management Company	9,646	9,646	—
CommerceNet	4,823	4,823	—
ELG Partners 1994-1	359	359	—
Ashish Gupta	2,024	2,024	—
Hazel Family Trust	9,003	9,003	—
Sudhir Jha	176	176	—
William Romans	7,521	7,521	—
Digvijay I. Sikka	6,516	6,516	—
Vishal Sikka	10,252	10,252	—
Mustafa Syed	4,175	4,175	—
Sysorex	91	91	—
Gio Wiederhold	76	76	—
XTRA On-Line Corporation	114,908	114,908	—

PLAN OF DISTRIBUTION

    We will not receive any proceeds from the sale of the shares by the selling stockholders. The selling stockholders will receive all of the net proceeds from the sale of the shares under this prospectus. The shares may be sold or distributed from time to time by the selling stockholders or by pledgees, donees, transferees of, or other successors in interest to, the selling stockholders directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or may acquire shares as principals at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, all of which may be changed. The distribution of the shares may be effected in one or more transactions that may take place through The Nasdaq National Market, including block trades or ordinary broker's transactions, or through privately negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares or through a combination of any such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or negotiated prices. Usual and customary or specifically negotiated brokerage fees or commissions may be paid by the selling stockholders in connection with such sales.

    The aggregate proceeds to the selling stockholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents' commissions, if any, and other expenses of issuance and distribution not borne by us. The selling stockholders and any dealers or agents that participate in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

    The selling stockholders or the successors in interest to the selling stockholders may enter into hedging transactions with broker-dealers who may engage in short sales of shares in the course of hedging the positions they assume with the selling stockholders. The selling stockholders or the successors in interest to the selling stockholders may also enter into option or other transactions with the broker-dealers that require the delivery to such broker-dealers of the shares, which shares may be resold thereafter by such broker-dealer pursuant to this prospectus.

    To the extent required, the specific shares to be sold, the names of the selling stockholders, the purchase price, the public offering price, the names of any such agent, dealer or underwriter and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

    We have agreed to bear certain expenses of registration of the shares under federal and state securities laws and of any offering and sale hereunder not including certain expenses, such as commissions of dealers or agents and fees attributable to the sale of the shares. We have agreed to indemnify the selling stockholders against certain liabilities, including certain potential liabilities under the Securities Act. The selling stockholders have also agreed to indemnify us against certain liabilities, including certain potential liabilities under the Securities Act.

    We may suspend the use of this prospectus for a discrete period of time, not longer than 90 days, if, in our reasonable judgment, a development has occurred or condition exists as a result of which the prospectus does not contain material nonpublic information which is in our reasonable judgment is required to be included in the prospectus for sales of the shares to be made hereunder and the immediate disclosure of such information would be seriously detrimental to Peregrine.

    There can be no assurance that the selling stockholders will sell any or all of the shares offered by them under this prospectus.

LEGAL MATTERS

    The validity of the shares offered under this prospectus has been passed upon for Peregrine by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.

EXPERTS

    The consolidated financial statements and schedule of Peregrine Systems, Inc. as of March 31, 2001, and 2000 and for each of the three years in the period ended March 31, 2001 incorporated by reference in this prospectus and registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in giving said reports.

    The consolidated financial statements of Remedy Corporation as of December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000, appearing in Peregrine Systems, Inc.'s Current Report on Form 8-K filed September 10, 2001, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, payable by us in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

Amount to be Paid
SEC registration fee	$585.22
Printing expenses	$5,000.00
Legal fees and expenses	$10,000.00
Accounting fees and expenses	$5,000.00
Miscellaneous expenses	$1,914.78

Total	$22,500.00

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents and in agreements between the corporation and its directors and officers provisions expanding the scope of indemnification beyond that specifically provided by the current law.

    Article IX of our amended and restated certificate of incorporation provides for the indemnification of directors to the fullest extent permitted under Delaware law.

    Article VI of our bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the corporation to the fullest extent permitted under the Delaware law.

    We have entered into indemnification agreements with our directors and executive officers, in addition to the indemnification provided for in our amended and restated certificate of incorporation and bylaws, and we intend to enter into indemnification agreements with any new directors and executive officers in the future.

    The November 30, 2001 registration rights agreement delivered under the November 30, 2001 Asset Purchase Agreement, entered into by and among Peregrine, October Acquisition Corporation, a Delaware corporation and indirect wholly-owned subsidiary of Peregrine, and XTRA On-Line Corporation, in connection with our acquisition of certain assets of XTRA On-Line Corporation, provides that we will indemnify XTRA On-Line Corporation against certain liabilities, including liabilities under the Securities Act and XTRA On-Line Corporation will indemnify us and our executive officers and directors against certain liabilities, including liabilities under the Securities Act.

    The December 24, 2001 declaration of registration rights made by Peregrine delivered under the November 30, 2001 agreement and plan of reorganization, entered into by and among Peregrine, Middle Acquisition Corporation, a California corporation and wholly-owned subsidiary of Peregrine, and Bodha.com, Inc., in connection with our acquisition of Bodha.com, Inc. provides that we will indemnify the selling stockholders against certain liabilities, including liabilities under the Securities Act and the selling stockholders will indemnify us and our executive officers and directors against certain liabilities, including liabilities under the Securities Act.

    Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

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    At present, there is no pending litigation or proceeding involving any of our directors, officers, employees, or other agents in which indemnification is being sought, nor are we aware of any threatened litigation that may result in a claim for indemnification by any of our directors, officers, employees or other agents.

ITEM 16.  EXHIBITS

    The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description
4.1	Registration Rights Agreement, dated November 19, 2001, delivered by Registrant to XTRA On-Line Corporation
4.2	Bodha.com, Inc. Declaration of Registration Rights, dated December 24, 2001, delivered by Registrant to the former shareholders of Bodha.com, Inc.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1	Consent of Arthur Andersen LLP, Independent Public Accountants
23.2	Consent of Ernst & Young, LLP, Independent Auditors
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-3)

ITEM 17.  UNDERTAKINGS

    The undersigned Registrant hereby undertakes:

    1.  That, for the purpose of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    2.  To deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 No. 2 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

    3.  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement on Form S-3 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on the 24th day of December, 2001.

PEREGRINE SYSTEMS, INC.
By:	/s/ MATTHEW C. GLESS Matthew C. Gless Executive Vice President and Chief Financial Officer

POWER OF ATTORNEY

    KNOW ALL BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Stephen P. Gardner and Matthew C. Gless, and each of them, as his true and lawful attorneys-in-fact and agent, each with the power of substitution, for him in his name, place and stead, in any and all capacities, to sign the registration statement filed herewith and any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462(b) promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the SEC, granting unto said attorneys-in-fact and agents, each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the foregoing, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ STEPHEN P. GARDNER Stephen P. Gardner	Chief Executive Officer (Principal Executive Officer) and Chairman of the Board of Directors	December 24, 2001
/s/ MATTHEW C. GLESS Matthew C. Gless	Executive Vice President, Chief Financial Officer (Principal Financial and Accounting Officer) and Director	December 24, 2001

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/s/ JOHN J. MOORES John J. Moores	Director	December 24, 2001
/s/ CHRISTOPHER A. COLE Christopher A. Cole	Director	December 24, 2001
/s/ CHARLES E. NOELL, III Charles E. Noell, III	Director	December 24, 2001
/s/ THOMAS G. WATROUS, SR. Thomas G. Watrous, Sr.	Director	December 24, 2001
/s/ WILLIAM D. SAVOY William D. Savoy	Director	December 24, 2001
/s/ WILLIAM B. RICHARDSON William B. Richardson	Director	December 24, 2001
/s/ BARRY M. ARIKO Barry M. Ariko	Director	December 24, 2001
/s/ RODNEY F. DAMMEYER Rodney F. Dammeyer	Director	December 24, 2001
/s/ LAWRENCE L. GARLICK Lawrence L. Garlick	Director	December 24, 2001

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EXHIBIT INDEX

Exhibit No.	Description
4.1	Registration Rights Agreement, dated November 30, 2001, delivered by Registrant to XTRA On-Line Corporation
4.2	Bodha.com, Inc. Declaration of Registration Rights, dated December 24, 2001, delivered by Registrant to the former shareholders of Bodha.com, Inc.
5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation
23.1	Consent of Arthur Andersen LLP, Independent Public Accountants
23.2	Consent of Ernst & Young, LLP, Independent Auditors
23.3	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1)
24.1	Power of Attorney (see page II-3)

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